EXHIBIT 10.14

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of September 25, 2017 (the "Effective Date") between General Finance Corporation, a Delaware corporation (the "Company"), and Bison Capital Partners V, L.P., a Delaware limited partnership ("Investor").

WHEREAS, the Company, Investor and certain other parties are parties to that certain Amended and Restated Securities Purchase Agreement dated as of September 19, 2017 between the Company and Investor (the "Purchase Agreement"), pursuant to which Investor is purchasing the Convertible Note dated as of the Effective Date which may be converted into shares of Common Stock of the Company; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, and pursuant to the terms of the Purchase Agreement, the parties hereto desire to enter into this Agreement in order to grant certain registration rights to Investor as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties hereto agree as follows:

1. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" shall mean, when used with reference to any specified Person, any other Person that, directly or indirectly controls is controlled by or under common control with such Person. For the purposes of this definition, "control", when used with respect to any specified Person, shall mean the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

"Agreement" has the meaning set forth in the preamble.

"Board" means the board of directors (or any successor governing body) of the Company.

"Commission" means the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.

"Common Stock" means the common stock, par value $0.0001 per share, of the Company.

"Company" has the meaning set forth in the preamble and includes the Company's successors by merger, acquisition, reorganization or otherwise.

"Convertible Note" means that certain Secured Senior Convertible Promissory Note in the original principal amount of $26,000.000.

"Demand Registration" has the meaning set forth in Section 2(b).

"DTCDRS" has the meaning set forth in Section 5(q).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"Inspectors" has the meaning set forth in Section 5(h).

"Investor" has the meaning set forth in the preamble.

"Long-Form Registration" has the meaning set forth in Section 2(a).

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"Piggyback Registration" has the meaning set forth in Section 3(a).

"Piggyback Registration Statement" has the meaning set forth in Section 3(a).

"Piggyback Shelf Registration Statement" has the meaning set forth in Section 3(a).

"Piggyback Shelf Takedown" has the meaning set forth in Section 3(a).

"Prospectus" means the prospectus or prospectuses included in any Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance on Rule 430A under the Securities Act or any successor rule thereto), as amended or supplemented by any prospectus supplement, including any Shelf Supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

"Purchase Agreement" has the meaning set forth in the recitals.

"Records" has the meaning set forth in Section 5(h).

"Registrable Securities" means (a) the Shares issuable upon conversion of the Convertible Note, and (b) any shares of Common Stock issued or issuable with respect to any shares described in subsection (a) above by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other reorganization or other similar event with respect to the Common Stock (it being understood that, for purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) the Commission has declared a Registration Statement covering such securities effective and such securities have been disposed of pursuant to such effective Registration Statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 under the Securities Act are met, (iii) such securities become eligible for sale pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1), (iv) such securities are otherwise transferred, or (v) such securities have ceased to be outstanding.

"Registration Statement" means any registration statement of the Company, including the Prospectus, amendments and supplements (including Shelf Supplements) to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference in such registration statement.

"Rule 144" means Rule 144 under the Securities Act or any successor rule thereto.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Selling Expenses" means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and the fees and disbursements of counsel for any holder of Registrable Securities which shall not exceed $25,000, except for the reasonable fees and disbursements of counsel for the holders of Registrable Securities required to be paid by the Company pursuant to Section 6.

"Shares" means the shares of Common Stock issued or issuable to the Investor upon the conversion of the amount owed pursuant to the Convertible Note to the Shares.

"Shelf Registration" has the meaning set forth in Section 2(c).

"Shelf Registration Notice" has the meaning set forth in Section 2(c).

"Shelf Registration Statement" has the meaning set forth in Section 2(c).

"Shelf Supplement" has the meaning set forth in Section 2(d).

"Shelf Takedown" has the meaning set forth in Section 2(d).

"Short-Form Registration" has the meaning set forth in Section 2(b).

2. Demand Registration.

(a) At any time after the date of this Agreement, Investor may request registration under the Securities Act of all or any portion of its Registrable Securities pursuant to a Registration Statement on Form S-1 or any successor form thereto (each, a "Long-Form Registration"). Each request for a Long-Form Registration shall specify the number of Registrable Securities requested to be included in the Long-Form Registration. The Company shall prepare and file with (or confidentially submit to, as applicable) the Commission a Registration Statement on Form S-1 or any successor form thereto covering all of the Registrable Securities that Investor has requested to be included in such Long-Form Registration as expeditiously as possible (and not later than 30 days after the date on which the initial request is given) and shall use its reasonable efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter. The Company shall not be required to effect a Long-Form Registration more than four times for Investor; provided, that a Registration Statement shall not count as a Long-Form Registration requested under this Section 2(a) unless and until it has become effective and Investor is able to register and sell at least 50% of the Registrable Securities requested to be included in such registration.

(b) After the Effective Date, the Company shall use its reasonable best efforts to qualify and remain qualified to register the offer and sale of securities under the Securities Act pursuant to a Registration Statement on Form S-3 or any successor form thereto. At such time as the Company shall have qualified for the use of a Registration Statement on Form S-3 or any successor form thereto, Investor shall have the right to request an unlimited number of registrations under the Securities Act of all or any portion of its Registrable Securities pursuant to a Registration Statement on Form S-3 or any similar short-form Registration Statement (each, a "Short-Form Registration" and, collectively with each Long-Form Registration and Shelf Registration (as defined below), a "Demand Registration"). Each request for a Short-Form Registration shall specify the number of Registrable Securities requested to be included in the Short-Form Registration. The Company shall prepare and file with (or confidentially submit to, as applicable) the Commission a Registration Statement on Form S-3 or any successor form thereto covering all of the Registrable Securities that the holders thereof have requested to be included in such Short-Form Registration as expeditiously as possible (and not later than 15 days after the date on which the initial request is given) and shall use its reasonable efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter.

(c) At such time as the Company shall have qualified for the use of a Registration Statement on Form S-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a "Shelf Registration Statement"), Investor shall have the right to request pursuant to a written notice delivered to the Company (a "Shelf Registration Notice") registration under the Securities Act of all or any portion of its Registrable Securities for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a "Shelf Registration"). Each request for a Shelf Registration shall specify the number of Registrable Securities requested to be included in the Shelf Registration. The Company shall prepare and file with (or confidentially submit to, as applicable) the Commission a Shelf Registration Statement covering all of the Registrable Securities that the holders thereof have requested to be included in such Shelf Registration as expeditiously as possible (and not later than 15 days after the date on which the initial request is given) and shall use its reasonable efforts to cause such Shelf Registration Statement to be declared effective by the Commission as soon as practicable thereafter.

(d) The Company shall not be obligated to effect any Long-Form Registration within 90 days after the effective date of a previous Long-Form Registration, or Shelf Takedown or a previous Piggyback Registration in which Investor was permitted to register the offer and sale under the Securities Act, and actually sold, at least 50% of the shares of Registrable Securities requested to be included therein. The Company may postpone for up to 90 days the filing or effectiveness of a Registration Statement for a Demand Registration or the filing of a prospectus supplement (a "Shelf Supplement") for a Shelf Takedown/a supplement for the purpose of effecting an offering pursuant to Rule 415 under the Securities Act or any successor rule thereto (a "Shelf Takedown") if the Board determines in its reasonable good faith judgment that effecting such Demand Registration or Shelf Takedown at such time would (i) materially interfere with a significant acquisition, corporate reorganization, financing, securities offering or other similar extraordinary transaction involving the Company; or (ii) require disclosure of material information which would be materially adverse to the Company and would not otherwise be required by law; provided, that in such event Investor shall be entitled to withdraw such request and, if such request for a Demand Registration is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder and the Company shall pay all registration expenses in connection with such registration. The Company may delay a Demand Registration or Shelf Takedown hereunder only once in any period of 12 consecutive months.

(e) If Investor elects to distribute the Registrable Securities covered by its request in an underwritten offering, they shall so advise the Company as a part of their request made pursuant to Section 2(a), Section 2(b), Section 2(c) or Section 2(d). Investor shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering, which selection shall be subject to the prior written approval of the Company, not to be unreasonably withheld, conditioned or delayed.

(f) The Company shall not include in any Demand Registration or Shelf Takedown any securities which are not Registrable Securities without the prior written consent of Investor. If a Demand Registration or Shelf Takedown involves an underwritten offering and the managing underwriter of the requested Demand Registration or Shelf Takedown advises the Company and Investor in writing (a copy of which shall be provided to Investor) that in its reasonable and good faith opinion the number of shares of Common Stock proposed to be included in the Demand Registration or Shelf Takedown, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such underwritten offering and/or the number of shares of Common Stock proposed to be included in such Demand Registration or Shelf Takedown would adversely affect the price per share of the Common Stock proposed to be sold in such underwritten offering, the Company shall include in such Demand Registration or Shelf Takedown (i) first, the shares of Common Stock that the holders of Registrable Securities propose to sell, and (ii) second, the shares of Common Stock proposed to be included therein by any other Persons (including shares of Common Stock to be sold for the account of the Company and/or other holders of Common Stock) allocated among such Persons in such manner as they may agree. If the managing underwriter determines that less than all of the Registrable Securities proposed to be sold can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated pro rata among the respective holders thereof on the basis of the number of Registrable Securities owned by each such holder.

3. Piggyback Registration.

(a) Whenever the Company proposes to register the offer and sale of any shares of its Common Stock under the Securities Act (other than a registration (i) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (iii) in connection with any dividend or distribution reinvestment or similar plan), whether for its own account or for the account of one or more stockholders of the Company and the form of Registration Statement (a "Piggyback Registration Statement") to be used may be used for any registration of Registrable Securities (a "Piggyback Registration"), the Company shall give prompt written notice (in any event no later than 30 days prior to the filing of such Registration Statement) to Investor of its intention to effect such a registration and, subject to Section 3(b) and Section 3(c), shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion from Investor within 15 days after the Company's notice has been given to Investor. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion. A Piggyback Registration shall not be considered a Demand Registration for purposes of Section 2. If any Piggyback Registration Statement pursuant to which holders of Registrable Securities have registered the offer and sale of Registrable Securities is a Registration Statement on Form S-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a "Piggyback Shelf Registration Statement"), Investor shall have the right, but not the obligation, to be notified of and to participate in any offering under such Piggyback Shelf Registration Statement (a "Piggyback Shelf Takedown").

(b) If a Piggyback Registration or Piggyback Shelf Takedown is initiated as a primary underwritten offering on behalf of the Company and the managing underwriter advises the Company and Investor (if Investor has elected to include Registrable Securities in such Piggyback Registration or Piggyback Shelf Takedown) in writing (a copy of which shall be provided to Investor) that in its reasonable and good faith opinion the number of shares of Common Stock proposed to be included in such registration or takedown, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such offering and/or that the number of shares of Common Stock proposed to be included in any such registration or takedown would adversely affect the price per share of the Common Stock to be sold in such offering, the Company shall include in such registration or takedown (i) first, the shares of Common Stock that the Company proposes to sell; (ii) second, the shares of Common Stock requested to be included therein by Investor; and (iii) third, the shares of Common Stock requested to be included therein by holders of Common Stock other than holders of Registrable Securities, allocated among such holders in such manner as they may agree.

(c) If a Piggyback Registration or Piggyback Shelf Takedown is initiated as an underwritten offering on behalf of a holder of Common Stock other than Investor, and the managing underwriter advises the Company in writing (a copy of which shall be provided to Investor) that in its reasonable and good faith opinion the number of shares of Common Stock proposed to be included in such registration or takedown, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such offering and/or that the number of shares of Common Stock proposed to be included in any such registration or takedown would adversely affect the price per share of the Common Stock to be sold in such offering, the Company shall include in such registration or takedown (i) first, the shares of Common Stock requested to be included therein by the holder(s) requesting such registration or takedown and Investor, allocated pro rata among all such holders on the basis of the number of shares of Common Stock other than the Registrable Securities (on a fully diluted, as converted basis) and the number of Registrable Securities, as applicable, owned by Investor or in such manner as they may otherwise agree; and (ii) second, the shares of Common Stock requested to be included therein by other holders of Common Stock, allocated among such holders in such manner as they may agree.

(d) If any Piggyback Registration or Piggyback Shelf Takedown is initiated as a primary underwritten offering on behalf of the Company, the Company shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering.

4. <u>Lock-up Agreement</u>. Investor agrees that in connection with any registered offering of the Common Stock or other equity securities of the Company in a primary offering of securities by the Company, and upon the request of the managing underwriter in such offering, such holder shall not, without the prior written consent of such managing underwriter, during the period commencing 90 days prior to the effective date of such registration and ending on the date specified by such managing underwriter (such period not to exceed 15 days), (a) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock held immediately before the effectiveness of the Registration Statement for

such offering/(whether such shares or any such securities are then owned by the holder or are thereafter acquired), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing provisions of this Section 4 shall not apply to sales of Registrable Securities to be included in such offering pursuant to Section 2(a), Section 2(b), Section 2(c), Section 2(d) or Section 3(a), and shall be applicable to Investor only if all officers and directors of the Company are subject to the same restrictions. Investor agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are necessary to give effect to the foregoing and provided that agreements in substantially the form thereof are also executed by all officers and directors of the Company. Notwithstanding anything to the contrary contained in this Section 4, Investor shall be released from any lock-up agreement entered into pursuant to this Section 4 in the event and to the extent that the managing underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer or director. The foregoing restrictions on Investor in this Section 4 shall not apply to the Investor in the event that the offering contemplated under this Section 4 is pursuant to a "demand" or other registration similar to a Demand Registration at the request of any other equity holder of the Company.

5. Registration Procedures. If and whenever Investor requests that the offer and sale of any Registrable Securities be registered under the Securities Act or any Registrable Securities be distributed in a Shelf Takedown pursuant to the provisions of this Agreement, the Company shall use its reasonable efforts to effect the registration of the offer and sale of such Registrable Securities under the Securities Act in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as soon as reasonably practicable and as applicable:

(a) prepare and file with the Commission a Registration Statement covering such Registrable Securities, which Registration Statement shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith, and use its reasonable efforts to cause such Registration Statement to be declared effective;

(b) prepare and file with the Commission such amendments, post-effective amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period not to exceed two (2) years (which period shall, for avoidance of doubt, not be applicable in the case of a Shelf Registration effected pursuant to a request under Section 2(c))), or if earlier, until all of such Registrable Securities have been disposed of, and to comply with the provisions of the Securities Act with respect to the disposition of such Registrable Securities in accordance with the intended methods of disposition set forth in such Registration Statement;

(c) at least 15 business days before filing such Registration Statement, Prospectus or amendments or supplements thereto with the Commission, furnish to one counsel selected by

Investor copies of such documents proposed to be filed, which documents shall be subject to the review, comment and approval of such counsel;

(d) notify Investor, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement, including a Shelf Supplement, to any Prospectus forming a part of such Registration Statement has been filed with the Commission;

(e) furnish to each selling holder of Registrable Securities such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any supplement thereto, including a Shelf Supplement (in each case including all exhibits and documents incorporated by reference therein), and such other documents as Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(f) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as Investor reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such holders to consummate the disposition in such jurisdictions of the Registrable Securities owned by such holders; provided, that the Company shall not be required to qualify generally to do business, subject itself to general taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for this Section 5(f);

(g) notify each selling holder of such Registrable Securities, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event that would cause the Prospectus included in such Registration Statement to contain an untrue statement of a material fact or omit any fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and, at the request of any such holder, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(h) make available for inspection by any selling holder of Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by Investor or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement;

(i) provide a transfer agent and registrar (which may be the same entity) for all such Registrable Securities not later than the effective date of such registration;

(j) use its reasonable efforts to cause such Registrable Securities to be listed on each securities exchange on which the Common Stock is then listed;

(k) in connection with an underwritten offering, enter into such customary agreements (including underwriting and lock-up agreements in customary form) and take all such other customary actions as the holders of such Registrable Securities or the managing underwriter of such offering reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making appropriate officers of the Company available to participate in "road show" and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Securities));

(l) otherwise use its reasonable efforts to comply with all applicable rules and regulations of the Commission and make available to its stockholders an earnings statement (in a form that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act or any successor rule thereto) no later than thirty (30) days after the end of the 12-month period beginning with the first day of the Company's first full fiscal quarter after the effective date of such Registration Statement, which earnings statement shall cover said 12-month period, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-K and 10-Q under the Exchange Act and otherwise complies with Rule 158 under the Securities Act or any successor rule thereto; and

(m) furnish to Investor and each underwriter, if any, with (i) a written legal opinion of the Company's outside counsel, dated the closing date of the offering, in form and substance as shall be reasonably satisfactory to the sole or lead managing underwriter and Investor; and (ii) on the date of the applicable Prospectus, on the effective date of any post-effective amendment to the applicable Registration Statement and at the closing of the offering, dated the respective dates of delivery thereof, a "comfort" letter signed by the Company's independent certified public accountants in form and substance as shall be reasonably satisfactory to the sole or lead managing underwriter and Investor;

(n) without limiting Section 5(f), use its reasonable efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the holders of such Registrable Securities to consummate the disposition of such Registrable Securities in accordance with their intended method of distribution thereof;

(o) notify Investor promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information;

(p) advise the holders of Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the receipt of any comments from the Commission with respect to any Registration Statement, any request of the Commission to amend the Registration Statement or amend or supplement the Prospectus or for additional information, the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued;

(q) cooperate with Investor to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to such Registration Statement free of any restrictive legends and representing such number of shares of Common Stock as Investor may reasonably request a reasonable period of time prior to sales of Registrable Securities pursuant to such Registration Statement; provided, that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company's Direct Registration System (the "DTCDRS");

(r) not later than the effective date of such Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company; provided, that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of the DTCDRS;

(s) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable;

(t) enter into and perform customary agreements (including, if applicable, an underwriting agreement in customary form) and provide officers' certificates and other customary closing documents;

(u) cooperate with Investor and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA and make reasonably available its employees and personnel and otherwise provide reasonable assistance to the underwriter (taking into account the needs of the Company's businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any Demand Registration or Shelf Takedown;

(v) use its reasonable efforts to make available the executive officers of the Company to participate with the holders of Registrable Securities and any underwriters in any "road shows" that may be reasonably requested in connection with distribution of Registrable Securities; and

(w) otherwise use its reasonable efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

6. Expenses. All expenses (other than Selling Expenses) incurred by the Company in complying with its obligations pursuant to this Agreement and in connection with the registration and disposition of Registrable Securities shall be paid by the Company, including, without limitation, all: (a) registration, listing and filing fees (including, without limitation, any fees relating to filings required to be made with, or the listing of any Registrable Securities on, any securities exchange or over-the-counter trading market on which the Registrable Securities are listed or

quoted); (b) underwriting expenses (other than commissions or discounts); (c) expenses of any audits incident to or required by any such registration; (d) fees and expenses of complying with securities and "blue sky" laws (including, without limitation, fees and disbursements of counsel for the Company in connection with "blue sky" qualifications or exemptions of the Registrable Securities); (e) word processing and printing expenses; (f) distribution, messenger, telephone and delivery expenses; (g) fees and expenses of the Company's counsel and accountants, including the expenses of any "cold comfort" letters required by or incident to such performance and compliance; (h) Financial Industry Regulatory Authority, Inc. ("FINRA") filing fees (if any); (i) reasonable fees and expenses of one counsel for the holders of Registrable Securities in connection with any Demand Registration or Shelf Registration under Section 2; and (j) the costs and expenses of the Company relating to analyst and investor presentations or any "road show" undertaken in connection with the registration and/or marketing of the Registrable Securities (including the reasonable out-of-pocket expenses of Investor). In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audits. All Selling Expenses relating to the offer and sale of Registrable Securities registered under the Securities Act pursuant to this Agreement shall be borne and paid by Investor.

7. Indemnification.

(a) The Company shall indemnify and hold harmless, to the fullest extent permitted by law, Investor, Investor's officers, directors, managers, members, partners, stockholders and Affiliates, each underwriter, broker or any other Person acting on behalf of Investor and each Person who controls any of the foregoing Persons against all losses, claims, actions, damages, liabilities and expenses, joint or several, to which any of the foregoing Persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, action, damage or liability, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such holder with a sufficient number of copies of the same prior to any written confirmation of the sale of Registrable Securities. This indemnity shall be in addition to any liability the Company may otherwise have.

(b) In connection with any registration in which Investor is participating, Investor shall furnish to the Company in writing such information regarding Investor, Investor's Registrable Securities and Investor's intended method of disposition as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify and hold harmless, the Company, each director of the Company, each officer of the Company who shall sign such Registration Statement, each underwriter, broker or other Person acting on behalf of the holders of Registrable Securities and each Person who controls any of the foregoing Persons against any losses, claims, actions, damages, liabilities or expenses resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by Investor; provided, that the obligation to indemnify shall be several and shall not exceed an amount equal to the net proceeds (after underwriting commissions or discounts) actually received by Investor from the sale of Registrable Securities pursuant to such Registration Statement. This indemnity shall be in addition to any liability that Investor may otherwise have.

(c) Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in this Section 7, such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to notify an indemnifying party of any such action shall not (unless such failure shall have a material adverse effect on the indemnifying party) relieve the indemnifying party from any liability in respect of such action that it may have to such indemnified party hereunder. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense of the claims in any such action that are subject or potentially subject to indemnification hereunder, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after written notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, that, if (i) any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity provided hereunder, or (ii) such action seeks an injunction or equitable relief against any indemnified party or involves actual or alleged criminal activity, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party without such indemnified party's prior written consent (but, without such consent, shall have the right to participate therein with counsel of its choice) and such indemnifying party shall reimburse such indemnified party and any Person controlling such indemnified Person for that portion of the fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity provided hereunder. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim (and not more than one separate firm of local counsel at any time for all such indemnified parties), unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, Investor shall have a right to retain one separate counsel at its expense of the indemnifying party.

(d) If the indemnification provided for hereunder is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided, that the maximum amount of liability in respect of such contribution shall be limited, in the case of Investor, to an amount equal to the net proceeds (after underwriting commissions or discounts) actually received by Investor from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation which does not take account of the equitable considerations referred to herein. The amount paid or payable by a party under this Section 7(d) as a result of the losses, claims, damages, liabilities and actions referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. No Person guilty or liable of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

8. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

9. Rule 144 Compliance. With a view to making available to Investor the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration, the Company shall:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 at all times;

(b) use reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times; and

(c) furnish to Investor, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company as such holder may reasonably request in connection with the sale of Registrable Securities without registration.

10. Termination. This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities outstanding; provided, that the provisions of Section 6 and Section 7 shall survive any such termination.

11. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13).

If to the Company:	39 East Union Street
	Pasadena, California 91103
	Facsimile: (626) 795-8090
	E-mail: notices@generalfinance.com
	Attention: General Counsel
If to Investor:	Bison Capital Partners V, L.P.
	233 Wilshire Boulevard, Suite 425
	Santa Monica, CA 90401
	Attention: Douglas B. Trussler
	Telephone: (310) 260-6570
	Facsimile: (310) 260-6576
	Email: dtrussler@bisoncapital.com

12. <u>Entire Agreement</u>. This Agreement, together with the Purchase Agreement and any related exhibits and schedules thereto, constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. Notwithstanding the foregoing, in the event of any conflict between the terms and provisions of this Agreement and those of the Purchase Agreement, the terms and conditions of this Agreement shall control.

13. <u>Successor and Assigns</u>. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company's assets, or similar transaction, without the consent of the Investor; <u>provided</u>, that the successor or acquiring Person agrees in writing to assume all of the Company's rights and obligations under this Agreement. Investor may assign its rights hereunder to any purchaser or transferee of Registrable Securities; <u>provided</u>, that such purchaser or transferee shall, as a condition to the effectiveness of such assignment, be required to execute a counterpart to this Agreement agreeing to be treated as Investor whereupon such purchaser or transferee shall have the benefits of, and shall be subject to the restrictions contained in, this Agreement as if such purchaser or transferee was originally included in the definition of an Investor herein and had originally been a party hereto.

14. <u>No Third-Party Beneficiaries</u>. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement; <u>provided</u>, however, the parties hereto hereby acknowledge that the Persons set forth in <u>Section 7</u> are express third-party beneficiaries of the obligations of the parties hereto set forth in <u>Section 7</u>.

15. <u>Headings</u>. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

16. <u>Amendment, Modification and Waiver</u>. The provisions of this Agreement may only be amended, modified, supplemented or waived with the prior written consent of the Company and Investor. No waiver by any party or parties shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17. <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or

unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

18. Remedies. Investor, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company acknowledges that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and the Company hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

19. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of Delaware in each case located in New Castle County, Delaware and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

21. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

22. Further Assurances. Each of the parties to this Agreement shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and to give effect to the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

GENERAL FINANCE CORPORATION



By: _____
Name: Charles E. Barrantes
Title: Chief Financial Officer

BISON CAPITAL PARTNERS V, L.P.,
a Delaware limited partnership

    By: BISON CAPITAL PARTNERS V GP, L.P.,
        a Delaware limited partnership,
        its general partner

    By: BISON CAPITAL PARTNERS GP, LLC,
        a Delaware limited liability company,
        its general partner

By: _____
Name: Douglas B. Trussler
Title: Managing Member

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

GENERAL FINANCE CORPORATION

By: _____
Name: Charles E. Barrantes
Title: Chief Financial Officer

BISON CAPITAL PARTNERS V, L.P.,
a Delaware limited partnership

    By: BISON CAPITAL PARTNERS V GP, L.P.,
        a Delaware limited partnership,
        its general partner

        By: BISON CAPITAL PARTNERS GP, LLC,
            a Delaware limited liability company,
            its general partner



By: _____
Name: Douglas B. Trussler
Title: Managing Member